Rule 424(b)(3)
                                                                  33-82758


            SUPPLEMENT DATED JULY 9, 1998 TO U.S. HOME & GARDEN INC.
               (THE "COMPANY") PROSPECTUS DATED DECEMBER 20, 1995


     This Supplement dated July 9, 1998 to the Company's Prospectus dated December 20, 1995 is being furnished to holders of the Company's Class A Warrants (the "Warrants") that were originally issued in connection with the Company's public offering that was consummated in August 1993. The Company is offering to holders of the Warrants the right, at any time until 5:00 p.m., New York Time on August 4, 1998, the expiration date of the Warrants (the "Cashless Exercise Period"), to exercise their Warrants on a "cashless" basis, whereby warrantholders would receive one share of the Company's Common Stock for each Warrant surrendered to the Company. During the Cashless Exercise Period, the holders of Warrants may if they choose, exercise their Warrants on a cashless basis by forwarding to the Company's Warrant Agent, Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004, Attention: Compliance Dept., their Warrant Certificate(s) and cashless election exercise form (which will be sent to each holder together with this Prospectus). No remittance is required to make a cashless exercise.

     Sales of the shares of Common Stock issuable upon the exercise of the Warrants could have an adverse effect on the market price of the Company's Common Stock.